                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)


                         VMS National Properties Venture
--------------------------------------------------------------------------------
                        (Name of Subject Company (Issuer))

                        AIMCO Properties, L.P. -- Offeror
--------------------------------------------------------------------------------
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                            Limited Partnership Units
--------------------------------------------------------------------------------
                           (Title of Class Securities)

                                      None
--------------------------------------------------------------------------------
                       (CUSIP Number of Class Securities)

                                 Patrick J. Foye
                   Apartment Investment And Management Company
                           Colorado Center, Tower Two
                   2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8101


--------------------------------------------------------------------------------
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                       300 South Grand Avenue, 34th Floor
                          Los Angeles, California 90071
                                 (213) 687-5000

                            Calculation of Filing Fee

     Transaction valuation*                           Amount of filing fee
     ----------------------                           --------------------
     $117,968.56                                      $23.60

* For purposes of calculating the fee only. This amount assumes the purchase of 294.64 units of limited partnership interest of the VMS National Residential Portfolio I for $289.00 per unit and 113.95 units of limited partnership interests of VMS National Residential Portfolio II for $288.00 per unit. The amount of the filing fee, calculated in accordance with
     Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $23.60            Filing Party: AIMCO Properties, L.P.

Form or Registration No.: Schedule TO      Date Filed: May 17, 2000

                  --------------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1

[ ] issuer tender offer subject to Rule 13e-4

[ ] going-private transaction subject to Rule 13e-3

[X] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

CUSIP No.   NONE

     1.   NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          AIMCO PROPERTIES, L.P.
          84-1275721

     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP             (a) [ ]
                                                                     (b) |X|

     3.   SEC USE ONLY

     4.   SOURCE OF FUNDS

          WC, BK

     5.   (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                             [ ]

     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7.   SOLE VOTING POWER

              --

     8.   SHARED VOTING POWER

              12.49 (VMS National Residential Portfolio II)

     9.   SOLE DISPOSITIVE POWER
              --

     10.  SHARED DISPOSITIVE POWER

              12.49 (VMS National Residential Portfolio II)

     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              12.49 (VMS National Residential Portfolio II)

     12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                         [ ]


     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              Approximately 7.09%


     14.  TYPE OF REPORTING PERSON

          PN

CUSIP No.   NONE

     1.   NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          AIMCO-GP, INC.

     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP             (a) [ ]
                                                                     (b) |X|

     3.   SEC USE ONLY

     4.   SOURCE OF FUNDS

          Not Applicable

     5.   (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                             [ ]

     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7.   SOLE VOTING POWER
              --

     8.   SHARED VOTING POWER

              18.49 (VMS Residential Portfolio II)

     9.   SOLE DISPOSITIVE POWER

              --

     10.  SHARED DISPOSITIVE POWER

              18.49 (VMS Residential Portfolio II)

     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              18.49 (VMS Residential Portfolio II)

     12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                         [ ]


     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              Approximately 7.09%

     14.  TYPE OF REPORTING PERSON

          CO

CUSIP No.   NONE

     1.   NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          APARTMENT INVESTMENT AND MANAGEMENT COMPANY
          84-129577

     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP             (a) [ ]
                                                                     (b) |X|

     3.   SEC USE ONLY


     4.   SOURCE OF FUNDS

          Not Applicable


     5.   (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                             [ ]


     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7.   SOLE VOTING POWER

              --

     8.   SHARED VOTING POWER

              18.49 (VMS Residential Portfolio II)

     9.   SOLE DISPOSITIVE POWER

              --

     10.  SHARED DISPOSITIVE POWER

              18.49 (VMS Residential Portfolio II)

     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              18.49 (VMS Residential Portfolio II)

     12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                         [ ]


     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              Approximately 7.09%

     14.  TYPE OF REPORTING PERSON

          CO

          AMENDMENT NO. 1 TO TENDER OFFER STATEMENT/AMENDMENT NO. 2 TO
                                  SCHEDULE 13D

         This Statement (the "Statement") constitutes (a) Amendment No. 1 to the Tender Offer Statement on Schedule TO of AIMCO Properties, L.P. (the "AIMCO OP"), relating to an offer to purchase units of limited partnership interest ("Units") of VMS National Residential Portfolio I ("Portfolio I") and VMS National Residential Portfolio II ("Portfolio II") (both participants in VMS National Properties Joint Ventures) (collectively the "Partnership"); and (b) Amendment No. 2 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on August 8, 1999 by AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP") and Apartment Investment and Management Company ("AIMCO"), as amended by (i) Amendment No. 1, filed with the Commission on August 8, 1999, by AIMCO OP, AIMCO-GP and AIMCO and (ii) Amendment No. 2, as filed with the Commission on May 16, 2000, by AIMCO OP, AIMCO-GP and AIMCO.

                       -----------------------------------

         The information in each "Offer to Purchase" of AIMCO Properties, L.P., dated May 15, 2000 (the "Offer") and the Supplements to the Offer to Purchase, dated June 12, 2000, Exhibits (a)(1), (a)(4), (a)(7) and (a)(10) hereto, is incorporated herein by reference in answer to all of the Items of this Schedule TO except as otherwise set forth below:

Item 10.  Financial Statements.

         The financial statements included in AIMCO OP's Annual Report on Form 10-K for the year ended December 31, 1999, which are listed on the Index to Financial Statements on page F-1 of such Report and for the Form 10-Q for the quarter ended March 31, 2000, are incorporated herein by reference. Such reports may be inspected at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the Commission in Washington, D.C. at prescribed rates and from the Commission's web site at www.sec.gov.

Item 12.  Exhibits.

       (a)(1) Offer to Purchase, dated May 15, 2000 (VMS National Residential Portfolio I) (Previously filed).

       (a)(2)(i) Letter of Transmittal and related Instructions (VMS National Residential Portfolio I) (Annex II to Exhibit (a)(1).

       (a)(2)(ii) Acknowledgment and Agreement (VMS National Residential
                  Portfolio I) (Previously filed).

       (a)(3) Letter, dated May 15, 2000, from AIMCO OP to the limited partners of VMS National Residential Portfolio I (Previously filed).

       (a)(4) Offer to Purchase, dated May 15, 2000 (VMS National Residential Portfolio II) (Previously filed).

       (a)(5)(i) Letter of Transmittal and related Instructions (VMS National Residential Portfolio II) (Annex II to Exhibit (a)(4)).

       (a)(5)(ii) Acknowledgment and Agreement (VMS National Residential
                  Portfolio II) (Previously filed).

       (a)(6) Letter, dated May 15, 2000, from AIMCO OP to the limited partners of VMS National Residential Portfolio II (Previously filed).

       (a)(7) Supplement to Offer to Purchase, dated June 12, 2000 (VMS National Residential Portfolio I.)

       (a)(8) Letter of Transmittal and related Instructions. (Annex I to Exhibit (a)(7).)

       (a)(9) Letter, dated June 12, 2000, from AIMCO OP to the limited partners of VMS National Residential Portfolio I.

       (a)(10) Supplement to Offer to Purchase, dated June 12, 2000 (VMS National Residential Portfolio II).

       (a)(11) Letter of Transmittal and related Instructions. (Annex I to Exhibit (a)(10).)

       (a)(12) Letter, dated June 12, 2000, from AIMCO OP to the limited partners of VMS National Residential Portfolio II.

       (b)(1) Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated August 16, 1999, is incorporated herein by this reference.)

       (b)(2) Amended and Restated Credit Agreement, dated as of March 15, 2000, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.20 to AIMCO Properties, L.P.'s Annual Report on Form 10-K for the year ended December 31, 1999, is incorporated herein by this reference.)

       (b)(3) First Amendment to $345,000,000 Amended and Restated Credit Agreement, dated as of April 14, 2000, among AIMCO Properties, L.P., Bank of America, as Administrative Agent, and U.S. Bank National Association, as Lender. (Exhibit 10.4 to AIMCO's Current Report on Form 10-Q for quarter ended March 31, 2000, is incorporated herein by this reference.)

       (d)        Not applicable.

       (g)        Not applicable.

       (h)        Not applicable.

       (z)(1) Agreement of Joint Filing, dated May 15, 2000, among AIMCO, AIMCO-GP, and AIMCO OP. (Previously filed.)

Item 13.  Information Required by Schedule 13E-3.

             Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2000




                                            AIMCO PROPERTIES, L.P.

                                            By: AIMCO-GP, INC.
                                                (General Partner)

                                            By: /s/ Patrick J. Foye
                                                --------------------------------
                                                Executive Vice President

                                            AIMCO-GP, INC.

                                            By: /s/ Patrick J. Foye
                                                --------------------------------
                                                Executive Vice President

                                            APARTMENT INVESTMENT
                                            AND MANAGEMENT COMPANY

                                            By: /s/ Patrick J. Foye
                                                --------------------------------
                                                Executive Vice President

                                  EXHIBIT INDEX

   EXHIBIT NO.                          DESCRIPTION
   -----------                          -----------

     (a)(1)         Offer to Purchase, dated May 15, 2000 (VMS National
                    Residential Portfolio I) (Previously filed).

     (a)(2)(i)      Letter of Transmittal and related Instructions (VMS National
                    Residential Portfolio I) (Annex II to Exhibit (a)(1).

     (a)(2)(ii)     Acknowledgment and Agreement (VMS National Residential
                    Portfolio I) (Previously filed).

     (a)(3) Letter, dated May 15, 2000, from AIMCO OP to the limited partners of VMS National Residential Portfolio I (Previously filed).

     (a)(4)         Offer to Purchase, dated May 15, 2000 (VMS National
                    Residential Portfolio II) (Previously filed).

     (a)(5)(i)      Letter of Transmittal and related Instructions (VMS National
                    Residential Portfolio II) (Annex II to Exhibit (a)(4)).

     (a)(5)(ii)     Acknowledgment and Agreement (VMS National Residential
                    Portfolio II) (Previously filed).

     (a)(6) Letter, dated May 15, 2000, from AIMCO OP to the limited partners of VMS National Residential Portfolio II
                    (Previously filed).

     (a)(7)         Supplement to Offer to Purchase, dated June 12, 2000 (VMS
                    National Residential Portfolio I.)

     (a)(8)         Letter of Transmittal and related Instructions. (Annex I to
                    Exhibit (a)(7).)

     (a)(9) Letter, dated June 12, 2000, from AIMCO OP to the limited partners of VMS National Residential Portfolio I.

     (a)(10)        Supplement to Offer to Purchase, dated June 12, 2000 (VMS
                    National Residential Portfolio II).

     (a)(11)        Letter of Transmittal and related Instructions. (Annex I to
                    Exhibit (a)(10).)

     (a)(12) Letter, dated June 12, 2000, from AIMCO OP to the limited partners of VMS National Residential Portfolio II.

     (b)(1) Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO Properties, L.P., Bank of
                    America, Bank Boston, N.A., and First Union National Bank.
                    (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated
                    August 16, 1999, is incorporated herein by this reference.)

     (b)(2)         Amended and Restated Credit Agreement, dated as of March 15,
                    2000, among AIMCO Properties, L.P., Bank of America, Bank
                    Boston, N.A., and First Union National Bank. (Exhibit 10.20 to AIMCO Properties, L.P.'s Annual Report on Form 10-K for the year ended December 31, 1999, is incorporated herein by this reference.)

     (b)(3)         First Amendment to $345,000,000 Amended and Restated Credit
                    Agreement, dated as of April 14, 2000, among AIMCO
                    Properties, L.P., Bank of America, as Administrative Agent, and U.S. Bank National Association, as Lender. (Exhibit 10.4 to AIMCO's Current Report on Form 10-Q for quarter ended
                    March 31, 2000, is incorporated herein by this reference.)

     (d)            Not applicable.

     (g)            Not applicable.

     (h)            Not applicable.

     (z)(1)         Agreement of Joint Filing, dated May 15, 2000, among AIMCO,
                    AIMCO-GP, and AIMCO OP. (Previously filed.)